The Chrysler Building

405 Lexington Avenue, 26th Floor

New York, New York 10174

(212) 907-6457

June 30, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporate Finance
100 F Street, NE
Mail Stop 4720
Washington, D.C. 20549

Attention:	Mara Ransom

Assistant Director

Re:	QPAGOS

Amendment No. 3 to Registration Statement on Form S-1

Filed June 21, 2017

File No. 333-212859

Dear Ms. Ransom:

Thank you for your June 28, 2017 letter regarding QPAGOS (“QPAGOS”). In order to assist you in your review of QPAGOS’ Form S-1, we hereby submit a letter responding to the comments and Amendment No. 4 to Form S-1 (the “Registration Statement”) marked to show changes. For your convenience, we have set forth below the Staff’s numbered comments in their entirety followed by our responses thereto.

Risk Factors

We may continue to generate operating losses and experience negative cash flows…, page 5

1.           The amounts of the net loss for the three months ended March 31, 2017 and year ended December 31, 2016 do not agree to the financial statements included in the prospectus. Please revise or advise.

Response: The risk factor on page 5 has been revised to reflect the correct amounts.

Securities and Exchange Commission

June 30, 2017

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 24

2.           Please explain to us why the amounts raised through a related party and through the issuance of five convertible notes during the three months ended March 31, 2017 disclosed in the second sentence of the fourth paragraph do not agree to the unaudited condensed statements of cash flow on page F-5.

Response: The liquidity and Capital Resources on page 24 has been revised and now agrees to the unaudited condensed consolidated financial statements.

3.           It appears that the that the amount of debt securities issued to private investors during the year ended December 31, 2016 disclosed in the fourth sentence of the fifth paragraph excludes proceeds from loans of $370,000 as disclosed in the consolidated statements of cash flows on page F-28. Please revise or advise.

Response: The Liquidity and Capital Resources on page 24 has been revised to disclose the proceeds from loans of $370,000 and the proceeds from convertible debts of $77,000.

Unaudited Financial Statements

Accounting Policies and Estimates

h) Recent Accounting Pronouncements, page F-9

4.           ASU 2017-05 clarifies the scope of Subtopic 610-20 regarding gains and losses from the derecognition of nonfinancial assets and adds guidance for partial sales of nonfinancial assets. Please revise the description of ASU 2017-05 accordingly.

Response: The description of ASU2017-05 has been revised.

18 Subsequent Events, page F-55

5.           Please explain to us why you disclosed subsequent events that occurred after the date the financial statements were issued. Please refer to ASC 855-10-25-4.

Response: The Subsequent events were amended to only include subsequent events prior to the date the financial statements were issued.

Securities and Exchange Commission

June 30, 2017

Signatures, page II-6

6.           Please include the capacity in which Mr. James Fuller signed the registration statement.

Response: We have included the capacity in which Mr. Fuller signed the registration statement.

* * *

QPAGOS acknowledges that the adequacy and accuracy of the disclosure in our filings is our responsibility. QPAGOS acknowledges that the staff comments or changes to disclosure do not foreclose the Commission from taking any action with respect to the filings. QPAGOS acknowledges that the company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or need additional information, please contact the undersigned at (516) 496-2223 or (212) 907-6457.

Sincerely,

/s/ Leslie Marlow

Leslie Marlow

Enclosures

cc: QPAGOS